Exhibit 99.1

CannTrust Announces New CEO and Provides Updates on Remediation Plan and New York Stock Exchange Listing

Appoints Greg Guyatt as Chief Executive Officer, with Robert Marcovitch remaining as non-executive Chairman

VAUGHAN, ON, February 13, 2020 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) announced the appointment of Greg Guyatt as the Company’s Chief Executive Officer and provided an update on the status of both its remediation plan and its New York Stock Exchange (“NYSE”) listing.

Remediation Plan Update

CannTrust announced that it will be submitting on February 14, 2020 documentation to Health Canada regarding the completion of the Company’s remediation activities at its Niagara Facility. This filing will be made in support of the reinstatement of that facility’s licences.

CannTrust anticipates that remediation activities at the Company’s Vaughan Facility will reach completion during the second quarter of 2020. The Company intends thereafter to submit the required documentation to Health Canada in support of the reinstatement of that facility’s licenses.

Ultimately, any decision to reinstate the Company’s licenses, and the timing and conditions of any such reinstatement, will rest solely with Health Canada. No assurance can be given that Health Canada will reinstate either the Niagara or Vaughan Facility licenses.

With its previously-announced completion of the investigation following CannTrust’s receipt of non-compliance reports from Health Canada in July 2019, and with the submission of the Company’s remediation package with respect to its Niagara Facility and the expected submission of the Company’s remediation package with respect its Vaughan Facility during the second quarter of 2020, the special committee (the “Special Committee”) appointed by CannTrust’s Board of Directors will focus its attention on identifying and considering potential strategic alternatives for the Company. The Special Committee was appointed in July 2019 to investigate the circumstances surrounding the Company’s receipt of non-compliance reports from Health Canada, to both provide oversight for the development and execution of the Company’s remediation plan and review strategic alternatives.

The Company reminds readers that CannTrust remains in default of its disclosure obligations under securities legislation, has no meaningful revenues, has terminated or laid-off a significant portion of its workforce, is facing a variety of regulatory investigations, and has significant contingent liabilities in both Canada and the United States, including for potential civil damages and potential criminal, quasi-criminal or administrative penalties and fines, which cannot be reasonably quantified. The nature, timing, and outcome of the Special Committee’s ongoing strategic review process will be influenced by, among other things, CannTrust’s ability to extend or renew its insurance coverage on acceptable terms, whether or when Heath Canada reinstates the Company’s licenses, how long it will take to restore operations and expectations regarding the resolution of the Company’s contingent liabilities and potential regulatory actions. The Company’s cash position as at January 31, 2020 was approximately $167 million.

Appointment of Chief Executive Officer and Interim Chief Financial Officer

CannTrust also announced that the Board of Directors has appointed Greg Guyatt, the Company’s current Chief Financial Officer, as Chief Executive Officer (“CEO”), replacing interim CEO Robert Marcovitch, who will both remain with the Company as non-executive Chairman of the Board of Directors and resume his role as a member of the Special Committee. Mr. Marcovitch had assumed the role of CannTrust’s Chairman and interim CEO in July 2019, following steps taken by the Board of Directors to remove senior personnel from the Company who were believed to have caused or acquiesced in the Company’s serious compliance failures and other transgressions related to the matters that were the subject of the Health Canada non-compliance reports. These steps included the termination of the Company’s former CEO for cause and the forced resignation of the Company’s former Chairman. During Mr. Marcovitch’s tenure as interim CEO, the Company also took steps to improve the Company’s corporate culture and regulatory compliance and to remediate its facilities.

Greg Guyatt, who joined CannTrust in February 2019 as Chief Financial Officer (“CFO”), is a Chartered Professional Accountant. Mr. Guyatt previously served as the CFO of GreenSpace Brands, Inc., a premium natural food product company, and brings nearly 25 years of experience leading finance teams from the consumer packaged goods, pharmaceutical, and private equity sectors. With Mr. Guyatt’s appointment, David Blair, currently the Company’s Vice-President of Finance, will assume the role of interim CFO. The Company has initiated a process to identify a permanent CFO.

New York Stock Exchange Listing Update

CannTrust also announced that it has received an extension for continued listing and trading of the Company’s common shares on the New York Stock Exchange. The extension granted by the NYSE, subject to ongoing reassessment by the NYSE, provides the Company with an additional trading period through April 15, 2020 during which it can file with the U.S. Securities and Exchange Commission the restatement of its Form 40-F for the fiscal year ended December 31, 2018 and file its interim financial report for the six months ended June 30, 2019 on Form 6-K.

Default Status Report

Finally, CannTrust provided a status update in accordance with its obligations under the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which require the Company to provide bi-weekly updates until such time as the Company is current with its filing obligations under Canadian securities laws. As previously announced, the Company is subject to a management cease trade order (“MCTO”) issued by the Ontario Securities Commission. The MCTO prohibits the directors and executive officers of the Company from trading in or acquiring securities of the Company until two full business days after the Company files an interim financial report for the three and six month periods ended June 30, 2019, an interim management’s discussion and analysis for the corresponding period and certifications of interim filings. The MCTO does not affect the ability of investors who are not insiders to trade in the Company’s securities.

CannTrust further noted that:

(i)	Other than as disclosed above, there have been no material changes to the information contained in the Company’s August 16, 2019 news release, August 29, 2019 news release, September 12, 2019 news release, September 26, 2019 news release, October 10, 2019 news release, October 24, 2019 news release, November 7, 2019 news release, November 21, 2019 news release, December 5, 2019 news release, December 19, 2019 news release, January 2, 2020 news release, January 16, 2020 news release, and January 30, 2020 news release;

(ii)	The Company intends to continue to comply with the alternative information guidelines of NP 12-203; and,

(iii)	Except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; the outcome of the Company’s contingent liabilities; the impact of potential regulatory investigations; the Company’s review of strategic alternatives; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov (the “March 2019 Form 40-F”). The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements. Readers are also reminded that CannTrust remains in default of its periodic disclosure requirements under applicable securities laws and stock exchange requirements, that its most recent AIF, Form 40-F and other disclosures do not reflect all risk factors that currently face the Company, and that the Company has not completed or filed the restatements of the financial statements included in the AIF or the March 2019 Form 40-F or otherwise filed an amendment to such Form 40-F.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations: investor@canntrust.ca